United States securities and exchange commission logo





                                August 23, 2021

       Christopher Gaulin
       Chief Executive Officer
       HealthCor Catalio Acquisition Corp.
       55 Hudson Yards, 28th Floor
       New York, NY 10001

                                                        Re: HealthCor Catalio
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted July 19,
2021
                                                            CIK No. 0001833769

       Dear Mr. Gaulin:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Cover Page

   1. With reference to Regulation S-K, Item 501(b), please revise the cover page to simplify the presentation,
particularly as it relates to the fourth and fifth paragraphs. In revising the cover page, please
highlight the following:
                                                            You are acquiring
two companies under common control and these companies
                                                             currently operate
separately with no prior history as a combined entity;
                                                            The right of
shareholders to redeem their shares and provide a cross reference to the section(s) of the
proxy/prospectus which explain the applicable process; and
                                                            The percentage of
New Hyperfine capital stock, and aggregate voting power, that
                                                             HealthCor Catalio
Acquisition Corp.   s Public Shareholders are expected to
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FirstName LastNameChristopher   Gaulin
HealthCor Catalio Acquisition Corp.
Comapany
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              hold immediately following the closing of the business combination
Summary
Conditions to Closing of the Business Combination, page 28

2. Please revise your disclosure to clarify each condition that is subject to being waived and state which party may waive such condition. In this regard we note your disclosure in the section Conditions to Closing of the Business Combination beginning on page 103.
Interests of HealthCor Directors and Officers in the Business Combination, page
30

3.       Please expand your disclosure here to quantify the aggregate dollar amount and
         describe the nature of what the HealthCor sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, out-of-pocket expenses and other items for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the
         company   s officers and directors, if material. Further, please
clarify if the HealthCor
         sponsor and its affiliates can earn a positive rate of return on their investment, even if other HealthCor shareholders experience a negative rate of return in the post-business combination company. Please also highlight this information in your Questions and
         Answers and/or Summary discussion.
Risk Factors, page 44

4. Please revise to disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement
5. With reference to the risk factor disclosed on page 46 concerning the material weakness in internal controls, please disclose here and on page 33, if true, that you have not hired a chief financial officer.
The Business Combination Agreement
Background of the Business Combination, page 120

6. Noting your disclosure on page 121, expand your disclosure to describe the substantive discussions HealthCor entered into with other private healthcare companies that occurred from February 2021 to May 2021.
7. Please revise the Background of the Business Combination section to identify the representatives of Hyperfine, Liminal and/or 4Catalyzer who were involved in the introductions and negotiations.
8. Please revise to disclose the proposed rationale and material terms of the May 20 letter of intent. Provide similar disclosure for the the same day
counterproposal.
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FirstName LastNameChristopher   Gaulin
HealthCor Catalio Acquisition Corp.
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9. Please tell us, and revise as applicable to indicate, whether the parties discussed the potential purchase and sale of Hyperfine without the accompanying
Liminal
         business/assets. Also tell us whether any other 4Catalyzer businesses or assets were discussed during the negotiations.
10. With reference to the second full paragraph on page 122, revise to describe
         "HealthCor's financial model", including the material inputs and assumptions used in the model and any material changes made during the April/May 2021 timeframe. With reference to the final bullet point on page 123, revise to disclose similar information concerning "Hyperfine's and Liminal's financial model". In your revised disclosure, it should be clear why HealthCor's model reflected a materially reduced valuation ($570 million) as compared to the one initially proposed on April 13 by Hyperfine and Liminal
         (in excess of $800 million) .
11. We note your discussions of the "wall cross" investor meetings conducted with PIPE
         Investors throughout June and early July. Please revise to disclose the key terms negotiated with the PIPE investors.
12. We note that the parties to the business combination signed the non-binding LOI on May
         26 but the parties did not execute the business combination until the terms of the PIPE investment were set. Please revise to indicate whether one or both parties to the business combination specified or negotiated the size of the PIPE investment and, if applicable, whether the PIPE negotiations impacted the terms of the executed Business
         Combination Agreement.
13. Please revise the April 13 entry to clarify the actual combined dollar valuation proposed by Hyperfine and Liminal, and tell us whether that proposal provided separate valuations for Hyperfine and Liminal.
HealthCor's Board of Directors Reasons for the Approval of the Business Combination, page 123

14. Your disclosure on pages 26-27 indicates that you received historical and current
         information for each of Hyperfine   s and Liminal   s business. Please
revise, here or
         elsewhere, as applicable, to disclose the historical and current information that impacted
         the Board   s determination.
Certain Projected Financial Information, page 126, page 126

15. In regards to the Projections prepared by the management of Hyperfine, Inc. and Liminal
         Sciences, Inc., please expand your disclosures to address the following:
             Further explain the nature of the material assumptions underlying the significant revenue and gross margin growth rates. To the extent necessary, ensure you address differing assumptions for Hyperfine, Inc and Liminal Sciences, Inc. In addition, disclose (i) the assumed timing for regulatory authorizations for your Swoop Portable
              MR Imaging System outside the US, including the assumed success rate of receiving approvals in each of the major markets outside of the US and/or other products in
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FirstName LastNameChristopher   Gaulin
HealthCor Catalio Acquisition Corp.
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           2021            Catalio Acquisition Corp.
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              development for which you have assumed successful commercialization and (ii)
              identify the material product revenues streams underlying these projections;
                Address whether projections were provided for financial line items below Gross
              Margin. If so, please provide such line items and explain the nature of the material assumptions underlying those line items. If not, address the risks associated with only reviewing revenue and gross margin projections; and
                Explain how management and the Board considered and relied upon these projections, particularly in light of the limited historical commercial operations of
              Hyperfine, Inc. and Liminal Sciences, Inc.
Certain Projected Financial Information, page 126

16. Please expand to identify the key assumptions related to the company's serviceable addressable market, the timing of its international expansion, the growth of its commercial organization and the anticipated sales cycle process underlying the revenue projections at the bottom of page 127.
17. Please revise to disclose all the projections and other material financial information that
         Hyperfine and Liminal presented to the HealthCor Board for purposes of negotiating the terms of the Business Combination Agreement. In this regard, we note that Hyperfine and
         Liminal representatives in April proposed a combined pre-money equity valuation of the two companies in excess of $800 million and that in late May the parties executed an LOI that valued Hyperfine at $464 million and Liminal at $106 million. It is unclear how that parties were able to negotiate what proved to be the final valuations and reach agreement on other material terms in May if HealthCor did not receive financial projections from
         Hyperfine and Liminal until June 10.
18. Your disclosure on pages 26-27 indicates that you received forecast projections for each of Hyperfine and Liminal. Accordingly, please revise to disclose all projections provided to the HealthCor Board for the Hyperfine and Liminal businesses.
19. Revise to disclose what HealthCor did with the projections it received and whether it used these same projections, or altered ones, in its financial model(s) and analyses.
Recommendation of HealthCor's Board of Directors, page 133

20.      Based on this Recommendation section and the    HealthCor   s Board of
Directors    Reasons
         for the Approval of the Business Combination    section, it is unclear
whether HealthCor   s
         Board conducted any financial analysis or analyses that support its determination that the merger is in the best interests of shareholders and its recommendation to vote for the business combination. Please revise or advise.
U.S. Federal Income Tax Considerations, page 165

21. Please revise to include a tax opinion covering the material tax consequences of the domestication and redemption. With reference to your disclosure on page 170 concerning
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FirstName LastNameChristopher   Gaulin
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         your likely status as a PFIC, please revise so that the disclosure/opinion concerning the tax consequences of the domestication is not "subject to the PFIC rules" which are discussed elsewhere in the prospectus. For guidance concerning assumptions and opinions subject to uncertainty, please refer to Staff Legal Bulletin No. 19. Revise the Q&A and Summary
         sections accordingly.
Unaudited Pro Forma Condensed Combined Information, page 177, page 177

22. We note that the pro forma financial information will reflect the Subscription Agreements entered into with PIPE Investors. As such, please expand your description of the pro forma financial information on page 177, accordingly.
23. We note the new Technology and Services Exchange Agreement will become effective upon the Closing as disclosed on page 261. Please address the following:
             Expand your disclosures to address the material financial terms of this agreement, including any consideration you could be required to pay; and Tell us what consideration you gave to reflecting this new agreement in the pro forma
             financial information.
24. Please discuss the impact the Domestication will have on your financial statements.
         Address the 21,314,000 Class A common stock and 5,175,000 shares of Class B common stock to be issued in the Domestication referred to in (v) under Proposal No. 5 on page iii.
         In this regard, it is not clear that these shares are reflected in your pro forma common shares outstanding on page 181.
25. You disclose in the second paragraph under Note 1 that the consideration to be received by the existing Hyperfine and Liminal stockholders in connection with the Business
         Combination will be an aggregate number of shares of New Hyperfine common stock equal to $564,759 divided by $10.00 per share. Based on this disclosure, it appears that
         56,475,900 shares of New Hyperfine stock will be issued. Please reconcile this number of shares to the pro forma common shares outstanding table which indicates that Hyperfine and Liminal Stockholders will, on a combined basis, own 47,938,098 shares.
26. We note the disclosures on page F-29 regarding the Founder Shares and the conversion of these shares into Class A ordinary shares such that the number of Class A ordinary shares issuable upon conversion will equal 20% of the sum of a calculated amount of Class A ordinary shares. Please help us better understand how these conversion terms are reflected in the pro forma number of outstanding shares and the corresponding ownership percentages disclosed on page 181.
27. Please disclose the nature of the incremental and directly attributable transaction costs reflected in adjustment 3(b)(2). Also, disclose the nature of the additional costs at the close of the Business Combination determined to be not directly attributable and incremental to the Business Combination reflected in adjustment 3(b)(3). Address the need to reflect the costs associated with adjustment 3(b)(3) in the pro forma statement of operations.
 Christopher Gaulin
HealthCor Catalio Acquisition Corp.
August 23, 2021
Page 6
28. With reference to Note 3(f), please provide the underlying assumptions used to determine the compensation expense related to restricted stock units granted to the CEO of Hyperfine as well as the compensation expense related to option awards granted to
         CEO and Chairman of the Board of Hyperfine. Provide similar disclosures as it relates to your adjustments set forth in Notes 3(g) and 3(h).
29. For note 3(j), please also disclose any shares not included for anti-dilution reasons.
Business of Hyperfine and Liminal, page 198

30. We note that the Business section appears to focus almost exclusively on Hyperfine's business and operations. Please revise to include under a separate header a discussion of the historical development and operating plans for the Liminal business/assets. As part of this discussion, please discuss why 4Catalyzer placed the Liminal business with 4Bionics
         LLC instead of with Hyperfine. Disclose whether there are synergies between the
         Hyperfine and Liminal businesses and whether they will operate separately or will be integrated. With reference to the disclosure on page 211 and 249, clarify whether any of the executive officers following the business combination have worked with the
         Liminal business and how many current Liminal employees will join the combined company.
31. Please revise to disclose the principal purposes for the business combination and PIPE proceeds and the approximate amount intended for such purposes. Potential market expansion, page 206

32. With regard to your brain sensing platform and MRI robotic guided intervention, please expand to describe the current state of development of these programs and discuss steps for the regulatory approval, if any.
Intellectual Property, page 214

33.      Please expand your disclosure to address the following:
             Identify the type of patent protection for all of your patents issued or pending; and
             For each of your patent families, disclose each foreign jurisdictions where you have been issued or granted patents and where you have patent applications pending.
         Please consider tabular disclosure in addition to the narrative provided.
Exclusive License Agreements with The General Hospital Corporation (d/b/a Massachusetts
General Hospital), page 215
FirstName LastNameChristopher Gaulin
34. Please expand to describe the aggregate amounts paid to-date under the agreement, the
Comapany
       rangeNameHealthCor
             of royalty rates Catalio
                              and theAcquisition Corp.of the last to expire
patent or patent
                                      expected expiry
Augustapplication  licensed
        23, 2021 Page  6 under the agreement.
FirstName LastName
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FirstName LastNameChristopher   Gaulin
HealthCor Catalio Acquisition Corp.
Comapany
August 23, NameHealthCor
           2021            Catalio Acquisition Corp.
August
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Employees, page 227

35. Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Regulation S-K Item 101(c)(2)(ii). Critical Accounting Policies and Significant Judgments and Estimates Stock-based Compensation, page 240, page 240

36. Please explain how the fair value of the common stock of Hyperfine and Liminal was determined for any recent equity issuances and how this reconciles to the valuations of common stock as indicated based on the terms of the Business Combination. In this regard, we note disclosures on page 188 related to the restricted stock unit and stock option awards granted to the CEO and Chairman of the Board of Hyperfine in connection with the Business Combination as well disclosures on page F-59 regarding various equity awards.
Certain Relationships and Related Party Transactions
HealthCor Related Person Transactions, page 259

37. We note your disclosure that no compensation of any kind will be paid to
         HealthCor officers and directors for services rendered prior to or in connection with the completion of an initial business combination. Please revise to clarify that the HealthCor sponsor transferred an aggregate of 105,000 founder shares to Dr. Wolfgang, Mr.
         Weinstein and Mr. Harris for their service as independent directors. In this regard we note your disclosure at the top of page 121 under the section Background of the Business
         Combination.
Note 2. Summary of Signfiicant Accounting Policies
Basis of Presentation and Principles of Combination, page F-36

38. We note your presentation of Hyperfine and Liminal as entities under common control.
         Please identify the ownership interests in each entity and when such interests were acquired to support your determination that these entities were under common control for the periods presented. Address the April 2021 transactions in which 4Bionics executed a plan of liquidation and dissolution with its ownership in Liminal distributed to its members and to the holders of incentive units and indicate whether or not these transactions had any impact on your common control determination. Inventories, page F-39

39.      Please address the following comments regarding your inventories:
             Identify the nature of the direct and indirect production costs to convert material into a finished good. In this regard, we note that inventories primarily consist of finished
             goods which are produced by the Company   s third party contract
manufacturers.
 Christopher Gaulin
HealthCor Catalio Acquisition Corp.
August 23, 2021
Page 8
           Also, explain the nature of the manufacturing overhead you refer to in Note 5.
           Inventories;
             Explain herein, or within Management   s Discussion and Analysis,
why you had
           $213,000 write down in inventory during the year ended December 31, 2020. In this regard, we note that such inventory was purchased during the same period; and
             Your Manufacture and Supply Agreement with Benchmark (MSA) disclosures on page 51 indicate that you may have minimum order quantities under the MSA. If you have material purchase obligations, quantify such obligations in
Note 15.
           Commitments and Contingencies. Also, address your apparent obligation to purchase excess and obsolete components from Benchmark. Clarify how such obligations are determined. Indicate whether you have been required to purchase excess and obsolete components from Benchmark. If so, quantify the amounts purchased and explain how you accounted for such purchases. Finally, provide expanded disclosures of these obligations within your Key Agreements section on page 213.
Note 5. Revenue Recognition, page F-41

40. Please tell us what consideration you gave to providing additional disclosures pursuant to
      ASC 840, including the disclosures required by ASC 840-30-50-4 regarding sales-type leases.
Exhibits

41. With reference to the risk factor disclosure on page 54, please file the Technology and
      Services Exchange Agreement as an exhibit.
       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Joe McCann at 202-551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameChristopher Gaulin
                                                           Division of
Corporation Finance
Comapany NameHealthCor Catalio Acquisition Corp.
                                                           Office of Life
Sciences
August 23, 2021 Page 8
cc:       Debbie P. Yee, P.C.
FirstName LastName